Exhibit (a)(5)(A)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated June 29, 2007, and the related letter of transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
by
Expedia, Inc.
Up to 116,666,665 Shares of its Common Stock
At a Purchase Price Not Greater Than $30.00
Nor Less Than $27.50 Per Share
     Expedia, Inc., a Delaware corporation (“Expedia”), is offering to purchase for cash up to 116,666,665 shares of its common stock, par value $.001 per share (the “shares”), upon the terms and subject to the conditions set forth in the offer to purchase, dated June 29, 2007, and in the related letter of transmittal, as they may be amended or supplemented from time to time. Expedia is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.
     The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to Expedia’s receipt of financing and other conditions set forth in the offer to purchase and the related letter of transmittal. THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 8, 2007, UNLESS EXPEDIA EXTENDS THE TENDER OFFER.
     The Board of Directors of Expedia has approved the tender offer. However, neither Expedia nor its Board of Directors makes any recommendation to its stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which to tender their shares. In so doing, stockholders should read carefully the information in the offer to purchase and in the related letter of transmittal, including Expedia’s reasons for making the tender offer. Expedia’s directors and executive officers and Liberty Media Corporation have advised Expedia that they do not intend to tender any shares in the tender offer.
     Expedia will, upon the terms and subject to the conditions of the tender offer, determine the single per share price, not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. Expedia will select the lowest purchase price that will allow Expedia to purchase 116,666,665 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices not greater than $30.00 nor less than $27.50 per share. Expedia will purchase at the purchase price all shares properly tendered at prices at or below the purchase price and not properly withdrawn, on the terms and subject to the conditions of the tender offer, including the “odd lot,” proration and conditional tender provisions.
     Under no circumstances will Expedia pay interest on the purchase price for the shares, regardless of any delay in making payment. Expedia will acquire all shares acquired in the tender offer at the purchase price regardless of whether the stockholder tendered at a lower price. The term “expiration date” means 5:00 p.m., New York City time, on Wednesday, August 8, 2007, unless and until Expedia, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by Expedia, shall expire. Expedia expressly reserves the right, in its sole discretion, to purchase more than 116,666,665 shares pursuant to the tender offer, subject to applicable law.

     For purposes of the tender offer, Expedia will be deemed to have accepted for payment, and therefore purchased, shares properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot, proration and conditional tender provisions of the tender offer, only when, as and if Expedia gives oral or written notice to The Bank of New York, the depositary for the tender offer, of its acceptance of the shares for payment under the tender offer. Expedia will make payment for shares tendered and accepted for payment under the tender offer only after the depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, or an “agent’s message” (as defined in the offer to purchase) in the case of a book-entry transfer, and any other documents required by the letter of transmittal.
     Upon the terms and subject to the conditions of the tender offer, if more than 116,666,665 shares, or such greater number of shares as Expedia may elect to purchase, subject to applicable law, have been properly tendered, and not properly withdrawn, prior to the expiration date at prices at or below the purchase price, Expedia will purchase properly tendered shares on the following basis:
•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by Expedia and do not properly withdraw them before the expiration date;

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by Expedia, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit Expedia to purchase 116,666,665 shares (or such greater number of shares as Expedia may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price subject to the condition that Expedia purchase a specified minimum number of the holder’s shares if Expedia purchases any of the holder’s shares in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders that conditionally tender their shares must have tendered all of their shares.
     Expedia will return to the tendering stockholders shares that it does not purchase in the tender offer at Expedia’s expense as promptly as practicable after the expiration date.
     Expedia expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.
     Expedia believes that the tender offer, together with an increase in Expedia’s indebtedness, is a prudent use of its financial resources given its business profile, cash flow, capital structure, assets, the current market price of its shares and the terms on which corporate credit currently is generally available in the credit markets, and that investing in its own shares is an attractive use of capital and an efficient and effective means to provide value to its stockholders. The tender offer represents the opportunity for Expedia to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Expedia.
     Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from Expedia in exchange for the shares that the stockholder tenders.
     Stockholders may withdraw shares tendered under the tender offer at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on August 24, 2007 unless theretofore accepted for payment as provided in the offer to purchase. For a withdrawal to be effective, The Bank of New York must timely receive a written or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares.
     If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, be-fore the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the offer to purchase), unless the shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures.
     Expedia will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of Expedia, The Bank of New York, as the depositary, MacKenzie Partners, Inc., as the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.
     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.
     We are mailing promptly the offer to purchase and the related letter of transmittal to record holders of shares and will furnish the offer to purchase and letter of transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Expedia’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Holders of exercisable warrants for shares and holders of Expedia’s preferred stock may exercise such warrants or convert such preferred stock in accordance with their respective terms, and tender the shares received upon exercise or conversion in accordance with the tender offer.
     The offer to purchase and the related letter of transmittal contain important information that stockholders should read carefully before making any decision with respect to the tender offer. Stockholders may obtain additional copies of the offer to purchase and the letter of transmittal from the information agent at the address and telephone number set forth below. The information agent will promptly furnish to stockholders additional copies of these materials at Expedia’s expense.
     Please direct any questions or requests for assistance to the information agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the depositary.
The Information Agent for the tender offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
or
Call Toll Free (800) 322-2885
E-mail: proxy@mackenziepartners.com
June 29, 2007